UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a – 16 or 15d – 16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 27, 2002

MADGE NETWORKS N.V.
(Translation of registrant’s name into English)

Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Page 1 of 9 Pages
Exhibit Index appears on page 4

MADGE NETWORKS N.V.

Item 1. Press Release

     Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on June 27, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Madge Networks N.V.

By:	/s/ Martin Malina

Martin Malina Managing Director

Date: October 7, 2002

EXHIBIT INDEX

Exhibit	Page

Press Release	5

(MADGE LOGO)

Madge Networks N.V.
 Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands

Main: (+44) 1753 661 000
Fax: (+44) 1753 661 011

MADGE NETWORKS N.V. ANNOUNCES THE APPOINTMENT OF HARVEY A. WAGNER AS
SUPERVISORY BOARD DIRECTOR

     Amsterdam, The Netherlands (June 27, 2002) — Madge Networks N.V. (NASDAQ: MADGF), a global supplier of advanced networking product solutions, today announced the appointment of Harvey A. Wagner as a Supervisory Board Director. In this role, Harvey, with the other Supervisory Board Directors, will supervise the Management Board of Madge Networks. Harvey replaces Michael D. Fischer whose current term as Supervisory Board Director expired at today’s Annual General Meeting.

     “We are very pleased to announce the appointment of Harvey as Supervisory Board Director,” said Martin Malina, CEO Madge Networks. “Harvey brings to Madge Networks over 30 years of experience in senior financial positions and a strong track record within the high technology industry. His knowledge gained within this industry, coupled with his experience dealing with Wall Street and the banking community, make Harvey an ideal addition to our Supervisory Board at this important time for Madge Networks as we focus on relaunching the Company with its new wireless product offerings.”

     Harvey currently holds the position of Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Optio Software, Inc. His role involves working closely with the CEO and Board of Directors on all financial matters, liaising with Optio’s audit committee and responsibility for the Company’s banking relationships and external relationships with Wall Street. Prior to his current position at Optio, Harvey held a number of Chief Financial Officer positions in high technology companies including Paysys International, Inc., Premiere Technologies, Inc., Scientific-Atlanta, Inc. and Computervision Corporation (formerly Prime Computer Inc.). Harvey holds a BBA in accountancy from the University of Miami and is a member of the Financial Executives International, the institute of Management Accountants and the National Association of Corporate Directors.

ENDS

     About Madge Networks N.V.
Madge Networks N.V. (NASDAQ: MADGF) is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks is pioneering next generation networking solutions, which enable the painless deployment of wireless and also 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers’ investments in Token Ring. Madge Networks also has an associate company, Red-M™, a market leader in wireless networking solutions. Madge Networks’ main business centers are located in Wexham Springs, United Kingdom and New York. Information about Madge Networks’ complete range of products and services can be accessed at www.madge.com.

     Private Securities Litigation Reform Act Statement
Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks. Forward-looking statements in this press release include statements that refer to the ability to focus on relaunching the Company with its new wireless product offerings and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge Networks’ recent SEC filings.

     Madge, the Madge logo, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom
Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609 or US tel: +1 212 709 1007